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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 14D-1/A

                             TENDER OFFER STATEMENT
                               (AMENDMENT NO. 1)
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               BRC HOLDINGS, INC.
                           (Name of Subject Company)
                            ------------------------

                          ACS ACQUISITION CORPORATION
                       AFFILIATED COMPUTER SERVICES, INC.
                                   (Bidders)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                            ------------------------

                                  227174-10-9
                     (CUSIP Number of Class of Securities)

                                 DAVID W. BLACK
                          ACS ACQUISITION CORPORATION
                               2828 NORTH HASKELL
                              DALLAS, TEXAS 75204
                                 (214) 841-6152

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                           DAVID G. LUTHER, JR., ESQ.
                             HUGHES & LUCE, L.L.P.
                                1717 MAIN STREET
                                   SUITE 2800
                              DALLAS, TEXAS 75201
                                 (214) 939-5500
                            ------------------------

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                               Page 1 of 6 Pages
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                                    14D-1/A
CUSIP No. 227174-10-9                                          Page 2 of 6 Pages

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1   NAME OF REPORTING PERSONS:  ACS ACQUISITION CORPORATION
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  75-2786693

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /

                                                                         (b) / /
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3   SEC USE ONLY

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4   SOURCES OF FUNDS

    AF and SC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e)
    or 2(f)

                                                                             / /
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6   CITIZENSHIP OR PLACE OF ORGANIZATION:

    DELAWARE
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7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    NOT APPLICABLE
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8   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
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9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

    NOT APPLICABLE
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10  TYPE OF REPORTING PERSON:

    CO
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                                    14D-1/A
CUSIP NO. 227174-10-9                                          Page 3 of 6 Pages

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1   NAME OF REPORTING PERSONS:  AFFILIATED COMPUTER SERVICES, INC.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 51-0310342

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    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /

                                                                         (b) / /
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3   SEC USE ONLY

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4   SOURCES OF FUNDS

    BK, WC and SC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e)
    or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION:

    DELAWARE
--------------------------------------------------------------------------------

7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    NOT APPLICABLE
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8   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
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9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

    NOT APPLICABLE
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10  TYPE OF REPORTING PERSON:

    HC
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                                                               Page 4 of 6 Pages

    This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on October 23, 1998 (the "Schedule 14D-1") by Affiliated Computer Services, Inc., a Delaware corporation ("Parent") and ACS Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, relating to the tender offer by Parent and the Purchaser to purchase 8,704,238 shares of common stock, par value $.10 per share (collectively, the "Shares"), of BRC Holdings, Inc., a Delaware corporation (the "Company"), at a purchase price of $19.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, which, together with any amendments or supplements thereto, constitute the "Offer." Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

    Item 10(e) of the Schedule 14D-1 is hereby amended to read as follows:

    (e) A putative class action complaint entitled Matador Capital Management Corporation, Everglades Partners, L.P., Everglades Offshore Fund, Ltd. and Contrarian Opportunities Fund, L.P. v. BRC Holdings, Inc., ACS Acquisition Corporation, Affiliated Computer Services, Inc., Paul T. Stoffel, L.D. Brinkman, Robert E. Masterson and David H. Monnich C.A. No. 16758-NC (Del. Ch. filed October 30, 1998) has been filed against the Company, its directors, the Purchaser and Parent by Matador Capital Management and related companies seeking, among other things, to enjoin the Offer. The complaint alleges, among other things, certain misstatements and omissions in certain documents mailed to the Company's stockholders in connection with the Offer, certain breaches of the fiduciary duties of the Company's board of directors and the aiding and abetting of such breaches of fiduciary duties by Parent and the Purchaser. The Purchaser and Parent intend to defend vigorously against these allegations. The above description of the complaint is qualified in its entirety by reference to the complaint, a copy of which is attached hereto as Exhibit 16 and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 of the Schedule 14D-1 is hereby amended to add the following exhibits:

13         Restated Credit Agreement dated June 20, 1996 among Parent, Wells Fargo Bank (Texas),
             N.A., Agent, Bank One, Texas, N.A., Co-Agent, and Certain Lenders (incorporated by reference from Exhibit 10.19 to Parent's Annual Report on Form 10-K for the year ended June 30, 1996).

14         First Amendment to Restated Credit Agreement dated July 29, 1997 among Parent, Wells
             Fargo Bank (Texas) N.A., Agent, Bank One, Texas, N.A., Co-Agent, and Certain Lenders
             (incorporated by reference from Exhibit 10.14 to Parent's Annual Report on Form 10-K for the year ended June 30, 1997).

15         Text of Press Release of Parent dated November 2, 1998.

16         Complaint in Matador Capital Management Corporation, Everglades Partners, L.P.,
             Everglades Offshore Fund, Ltd. and Contrarian Opportunities Fund, L.P. v. BRC
             Holdings, Inc., ACS Acquisition Corporation, Affiliated Computer Services, Inc.,
             Paul T. Stoffel, L.D. Brinkman, Robert E. Masterson and David H. Monnich C.A. No.
             16758-NC (Del. Ch. filed October 30, 1998).

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                                                               Page 5 of 6 Pages

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 1998

                                ACS ACQUISITION CORPORATION

                                By:                /s/ MARK A. KING
                                      ------------------------------------------
                                                     Mark A. King
                                                    VICE PRESIDENT

                                AFFILIATED COMPUTER SERVICES, INC.

                                By:                /s/ MARK A. KING
                                      ------------------------------------------
                                                     Mark A. King
                                             EXECUTIVE VICE PRESIDENT AND
                                               CHIEF FINANCIAL OFFICER
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                                                               Page 6 of 6 Pages

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
 EXHIBIT
 NUMBER                                                      ITEM
---------  --------------------------------------------------------------------------------------------------------

13         Restated Credit Agreement dated June 20, 1996 among Parent, Wells Fargo Bank (Texas), N.A., Agent, Bank
             One, Texas, N.A., Co-Agent, and Certain Lenders (incorporated by reference from Exhibit 10.19 to
             Parent's Annual Report on Form 10-K for the year ended June 30, 1996).

14         First Amendment to Restated Credit Agreement dated July 29, 1997 among Parent, Wells Fargo Bank (Texas)
             N.A., Agent, Bank One, Texas, N.A., Co-Agent, and Certain Lenders (incorporated by reference from
             Exhibit 10.14 to Parent's Annual Report on Form 10-K for the year ended June 30, 1997).

15         Text of Press Release of Parent dated November 2, 1998.

16         Complaint in Matador Capital Management Corporation, Everglades Partners, L.P., Everglades Offshore
             Fund, Ltd. and Contrarian Opportunities Fund, L.P. v. BRC Holdings, Inc., ACS Acquisition Corporation,
             Affiliated Computer Services, Inc., Paul T. Stoffel, L.D. Brinkman, Robert E. Masterson and David H.
             Monnich C.A. No. 16758-NC (Del. Ch. filed October 30, 1998).
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